Free Writing Prospectus

Dated April 21, 2014

Filed Pursuant to Rule 433

Registration Statement No. 333-193457

ePlus Announces Secondary Offering of Common Stock

and Concurrent Share Repurchase

Company Issues Estimated Results for Q4 and FY2014

HERNDON, VA – April 21, 2014 – ePlus inc. (NASDAQ NGS: PLUS – news) today announced the commencement of an underwritten public secondary offering (the “Offering”) of 1,791,304 shares of common stock by existing stockholders, as identified in the prospectus supplement relating to this offering (the “Selling Stockholders”). ePlus will not sell any shares or receive any of the proceeds from the Offering.

The Offering will be made pursuant to ePlus’ effective shelf registration statement on Form S-3 (File No. 333-193457), initially filed with the Securities and Exchange Commission (the “SEC”) on January 21, 2014.

Stifel and William Blair are the joint book running managers, and Canaccord Genuity is the co-lead manager of the Offering.

As part of the Offering, pursuant to a 750,000 share repurchase program authorized by the board of directors on November 14, 2013, the Company will enter into an agreement with the underwriters to repurchase up to 400,000 of the 1,791,304 shares of the Company’s common stock that are the subject of the Offering at a price per share equal to the price per share being paid by the underwriters to the Selling Stockholders in the Offering. ePlus expects to fund the concurrent stock repurchase with cash on hand and proceeds generated by funding a portion of its financing portfolio with non-recourse notes payable. The closing of this concurrent stock repurchase is contingent on the closing of the Offering and the satisfaction of certain other customary conditions. The terms and conditions of the concurrent stock repurchase will be reviewed and approved by a special committee of the board of directors, which is composed entirely of independent directors who are unaffiliated with the Selling Stockholders. The closing of the Offering is not contingent upon the consummation of the concurrent stock repurchase, and there can be no assurance that it will be consummated.

The Offering is being made pursuant to an effective shelf registration statement, including a prospectus and a preliminary prospectus supplement related to the

Offering, filed by ePlus with the SEC. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement to which the Offering relates and the other documents incorporated by reference therein, which ePlus has filed with the SEC, for more complete information about ePlus and the Offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies of the prospectus supplement and accompanying prospectus relating to the Offering, when available, may be obtained from: Stifel, Attention: Syndicate, One Montgomery Street, Suite 3700, San Francisco, CA 94104, by calling (415) 364-2720 or by emailing SyndProspectus@stifel.com or William Blair & Company, L.L.C., 222 West Adams Street, Chicago, IL 60606, Attention: Prospectus Department, by telephone at (800) 621-0687, or by email at prospectus@williamblair.com.

ePlus expects its revenue for the fourth quarter ended March 31, 2014 to be between $255 million and $261 million, compared to $236.3 million for the fourth quarter ended March 31, 2013, an increase of 8% to 10%. The increase in revenues is primarily due to higher sales of IT products and services to its large customers. Fully diluted earnings per share for the fourth quarter ended March 31, 2014 is expected to be between $1.00 and $1.06, compared to $0.95 per fully diluted share, for the fourth quarter ended March 31, 2013.

For its fiscal year ended March 31, 2014, ePlus expects its revenue to be between $1,052 million and $1,058 million, compared to $983.1 million for the fiscal year ended March 31, 2013, an increase of 7% to 8%. The increase is primarily due to higher demand for IT products and services from its large customers. Fully diluted earnings per share for fiscal year 2014 is expected to be between $4.34 and $4.40, compared to $4.32 per fully diluted share for fiscal year 2013.

This preliminary financial information for the three months and fiscal year ended March 31, 2014 is based upon management’s estimates and subject to completion of the Company’s financial closing procedures. Moreover, these data have been prepared solely on the basis of currently available information by management. The Company’s independent registered public accounting firm has not audited or reviewed, and does not express an opinion with respect to, these data. This preliminary financial information is not a comprehensive statement of our financial results for these periods, and our actual results may differ materially from these estimates due to the completion of our financial closing procedures, final adjustments, completion of the audit of our financial statements and other developments that may arise between now and the time the audit of our financial statements is completed. Our actual results for the three months and fiscal year ended March 31, 2014 will be available as soon as practicable. There can be no assurance that these estimates will be realized, and estimates are subject to risks and uncertainties, many of which are not within the Company’s control.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. Any offer or sale of these securities will be made only by means of a prospectus, including a prospectus supplement, forming a part of the related registration statement. Nothing in this press release should be construed as an offer to sell, or the solicitation of an offer to buy, any securities subject to the concurrent stock repurchase.

About ePlus inc.

ePlus is a leading integrator of technology solutions. ePlus enables organizations to optimize their IT infrastructure and supply chain processes by delivering complex information technology solutions, which may include managed and professional services and products from top manufacturers, flexible financing, and proprietary software. Founded in 1990, ePlus has more than 900 associates serving commercial, state, municipal, and education customers nationally. The Company is headquartered in Herndon, VA. For more information, visit www.eplus.com, call 888-482-1122, or email info@eplus.com. Connect with ePlus on Facebook at www.facebook.com/ePlusinc and on Twitter at www.twitter.com/ePlusinc.

ePlus® and ePlus products referenced herein are either registered trademarks or trademarks of ePlus inc. in the United States and/or other countries. The names of other companies and products mentioned herein may be the trademarks of their respective owners.

Statements in this press release that are not historical facts may be deemed to be “forward-looking statements.” Actual and anticipated future results may vary materially due to certain risks and uncertainties, including, without limitation, possible adverse effects resulting from financial market disruption and general slowdown of the U.S. economy such as ePlus’ current and potential customers delaying or reducing technology purchases; increasing credit risk associated with the Company’s customers and vendors; reduction of vendor incentive programs; restrictions on the Company’s access to capital necessary to fund its operations; possible changes to the Company’s estimated revenue and earnings per share upon completion of its financial closing procedures and audit by the Company’s independent registered public accounting firm; the Company’s ability to consummate and integrate acquisitions; the possibility of goodwill impairment charges in the future; significant adverse changes in, reductions in, or losses of relationships with major customers or vendors; the demand for and acceptance of, the Company’s products and services; the Company’s ability to adapt its services to meet changes in market developments; the Company’s ability to implement comprehensive plans to achieve customer account coverage, cost containment, asset rationalization, systems integration and other key strategies;

the Company’s ability to secure its electronic and other confidential information; future growth rates in the Company’s core businesses; the Company’s ability to protect its intellectual property; the impact of competition in the Company’s markets; the possibility of defects in the Company’s products or catalog content data; the Company’s ability to adapt to changes in the IT industry and/or rapid change in product standards; the Company’s ability to realize its investment in leased equipment; the Company’s ability to hire and retain sufficient qualified personnel; changes to our senior management team; and other risks or uncertainties detailed in the Company’s reports filed with the Securities and Exchange Commission. All information set forth in this press release is current as of the date of this release and ePlus undertakes no duty or obligation to update this information.

Contact: Kleyton Parkhurst, SVP

ePlus inc.

kparkhurst@eplus.com

703-984-8150